January 12, 2026	Release 1-2026

WESTERN COPPER AND GOLD STRENGTHENS LEADERSHIP TEAM
WITH KEY TECHNICAL APPOINTMENTS

Vancouver, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to announce the appointments of Robert Dirk as Chief Operating Officer and Christian Roldan as Vice President, Technical.

Robert Dirk is a proven mining operator with 37 years of experience leading large-scale operations and delivering major projects across multiple commodities and jurisdictions. He spent 20 years at Suncor Energy, where he held progressively senior operational roles and served as the senior operational leader on the Fort Hills mega-project, one of Canada's landmark resource projects. Internationally, he served on the executive team for Kaz Minerals' large-scale Peschanka copper-gold project in Russia's Far East. Mr. Dirk holds a degree in Mining Engineering from the University of Alberta and a technical diploma in Geosciences from the Northern Alberta Institute of Technology.

Christian Roldan is an accomplished mining executive with more than 25 years of international experience across the full mine lifecycle, from early-stage exploration through development, operations, and closure. Most recently, he held senior roles with Newmont, where he led multi-million-dollar engineering studies for projects in Canada, Suriname, and Chile. In the Yukon, he successfully advanced the Coffee project through YESAB's environmental assessment process. He is also a former director of the Yukon Chamber of Mines. He holds a B.S. in Chemical Engineering and an M.Sc. in Metallurgical Engineering from the University of Utah.

"We are very pleased to welcome Robert and Christian to the Western team," said Sandeep Singh, President & CEO. "They bring major-company experience that matches the scale and standards required for Casino - Canada's largest critical minerals project. These appointments strengthen our ability to move through our permitting process and advance technical work, while continuing to de-risk the project. 2025 was an important year for the Company. We look forward to further unlocking the value of our very strategic property."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

President & CEO

Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

TSX: WRN
NYSE American: WRN

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the expected impact of these appointments and the Company's plans and ability to advance the Casino Project, including technical work, permitting, and the timing of such activities.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.